                          UNITED STATES SECURITIES AND
                               EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of November 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                   -------------------------------------------
                  (Translation of registrant's name in English)


                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
                   ------------------------------------------
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                         Form 20-F   X          40-F
                                   -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes:                  No:    X
                              -----                 -----

AIRPRIME, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001 AND
INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
AirPrime, Inc.

We have audited the accompanying balance sheets of AirPrime, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte & Touche LLP



May 28, 2003

AIRPRIME, INC.

BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

ASSETS                                                        2002         2001
CURRENT ASSETS:
  Cash and cash equivalents                                $  2,037      $ 9,102
  Restricted cash                                             1,000        3,200
  Accounts receivable                                         1,957        4,362
  Inventory                                                     803          669
  Other current assets                                          145          283
                                                           --------      -------
       Total current assets                                   5,942       17,616

PROPERTY AND EQUIPMENT--Net                                   2,548        3,567
RESTRICTED CASH                                                              313
OTHER ASSETS                                                  2,790          175
INTANGIBLE ASSETS--Net                                          369
                                                           --------      -------
TOTAL                                                      $ 11,649      $21,671
                                                           ========      =======


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                         $ 2,706      $ 4,009
  Other current liabilities                                  2,199        4,194
  Deferred revenue                                           1,185
                                                          --------      --------
       Total current liabilities                             6,090        8,203
                                                          --------      --------
CONVERTIBLE SUBORDINATED NOTES PAYABLE                       4,410
                                                          --------      --------
DEFERRED RENT                                                                55
                                                          --------      --------
COMMITMENTS AND CONTINGENCIES  (Note 6)
SHAREHOLDERS' EQUITY:
  Convertible preferred stock, no par value--
   71,564,550 shares authorized in 2001, none in 2002:
    Series A, 360,000 shares authorized, issued
     and outstanding in 2001, none in 2002                                3,738
    Series B, 550,000 shares authorized, issued
     and outstanding in 2001, none in 2002                               17,568
    Series C, 60,348,900 shares authorized in 2001,
     none in 2002--30,480,746 shares issued and
     outstanding in 2001, none in 2002 (aggregate
     liquidation value of $87,197,807)                                   41,239
    Series C-1, 10,305,650 shares authorized in
     2001, none in 2002; 6,398,998 shares issued and
     outstanding in 2001, none in 2002 (aggregate
     liquidation value of $18,872,380)                                   18,872
  Common stock, no par value--100,000,000 shares
    authorized; 3,561,184 shares issued and outstanding
    in 2001, none in 2002                                                 2,184
  Junior common, $0.00001 par value--450,000 shares
    authorized; 19,759 shares issued and outstanding
    in 2002, none in 2001
  Additional paid-in capital                                89,057
  Accumulated deficit                                      (87,908)     (70,188)
                                                          --------      --------
       Total shareholders' equity                            1,149       13,413
                                                          --------      --------
TOTAL                                                     $ 11,649      $ 21,671
                                                          ========      ========


See notes to financial statements.

AIRPRIME, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                           2002            2001
NET REVENUES                                           $ 19,152        $  6,210
COST OF REVENUES                                         13,055           8,206
                                                       --------        ---------
GROSS PROFIT (LOSS)                                       6,097          (1,996)
                                                       --------        ---------
OPERATING EXPENSES:
  Research and development                               13,115          15,263
  General and administrative                              6,776          14,127
  Selling and marketing                                   2,472           3,821
  Loss on disposal of assets                                  2             364
  Impairment of license agreements (Note 4)                               4,389
                                                       --------        ---------
       Total operating expenses                          22,365          37,964
                                                       --------        ---------
OPERATING LOSS                                          (16,268)        (39,960)
INTEREST EXPENSE                                           (583)         (1,748)
INTEREST INCOME                                             130             334
                                                       --------        ---------
NET LOSS                                                (16,721)        (41,374)
DIVIDENDS ON PREFERRED STOCK                               (999)         (3,226)
                                                       --------        ---------
NET LOSS ALLOCABLE TO COMMON SHAREHOLDERS              $(17,720)       $(44,600)
                                                       =========       =========


See notes to financial statements.

AIRPRIME, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001
(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                            PREFERRED STOCK
                                       ---------------------------------------------------------------------------------------------
                                             SERIES A                SERIES B                SERIES C            SERIES C-1
                                       --------------------    ---------------------  ---------------------  -------------------
                                          SHARES      AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT
BALANCES,  JANUARY 1, 2001                360,000    $ 3,570    550,000  $ 16,579       --      $  --         --        $  --
 Conversion of notes payable to
  Series C-1 preferred stock at
  $2.90 per share                                                                                          6,398,998     18,260
 Issuance of Series C preferred
  stock--net of issuance costs
  of $3,302, in August 2001 at
  $1.40 per share                                                                   30,480,746    39,782
 Dividends on preferred stock                            168                  989                  1,457                    612
 Exercise of stock options
 Exercise of warrants
 Common stock and restricted
  stock issued for services
 Repurchase of common stock
 Restricted stock issued to
  employees
 Adjustment of restricted stock
 Remeasurement of stock options
  granted to nonemployees for
  services
 Amortization of deferred stock
  compensation
 Issuance of warrants to purchase
  common stock in connection with
  convertible subordinated notes
  payable
 Issuance of warrants to purchase
  common stock for services
  Net loss
                                      -----------  ---------   --------  --------  -----------  --------  ----------    -------
BALANCES, DECEMBER 31, 2001               360,000      3,738    550,000    17,568   30,480,746    41,239   6,398,998     18,872
 Issuance of Series C preferred
  stock, net of issuance costs of
  $169, in January and February 2002
  at $1.43 per share                                                                 1,674,386     2,226
 Restricted stock issued to employees
 Exercise of stock options
 Dividends on preferred stock                                                                        726                    273
 Dividends converted to Junior
  Common Stock                                                                       1,526,447               295,574
 Cancelled shares for legal
  settlement                                                                                                (413,340)
 Conversion to Junior Common
  Stock (Note 7)                         (360,000)    (3,738)  (550,000)  (17,568) (33,681,579)  (44,191) (6,281,232)   (19,145)
 Issuance of warrants
 Net loss
                                      -----------  ---------   --------  --------  -----------  --------  ----------    -------
BALANCES, DECEMBER 31, 2002                --      $    --        --     $   --        --       $  --        --         $  --
                                      ===========  =========   ========  ========  ===========  ========  ==========    =======

                                                                                                                    (Continued)

AIRPRIME, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001
(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                                                    DEFERRED
                                                   COMMON STOCK     JUNIOR COMMON STOCK  ADDITIONAL  STOCK
                                              -------------------   -------------------  PAID-IN     COMPEN-    ACCUMULATED
                                                 SHARES   AMOUNT     SHARES    AMOUNT    CAPITAL     SATION       DEFICIT    TOTAL
BALANCES,  JANUARY 1, 2001                       425,223  $ 1,933     --      $  --       $ --      $(599)      $(25,588)  $ (4,105)
  Conversion of notes payable to
   Series C-1 preferred stock at
   $2.90 per share                                                                                                           18,260
  Issuance of Series C preferred stock--
   net of issuance costs of $3,302 in
   August 2001 at $1.40 per share                                                                                            39,782
  Dividends on preferred stock                                                                                    (3,226)
  Exercise of stock options                        8,613       44                                                                44
  Exercise of warrants                         3,228,142       23                                                                23
  Common stock and restricted stock issued
   for services                                      500        6                                                                 6
  Repurchase of common stock                      (1,694)     (21)                                                              (21)
  Restricted stock issued to employees             1,400       13                                                                13
  Adjustment of restricted stock                (101,000)    (642)                                    519                      (123)
  Remeasurement of stock options granted to
   nonemployees for services                                 (100)                                    100
  Amortization of deferred stock
   compensation                                                                                       (20)                      (20)
  Issuance of warrants to purchase common
   stock in connection with convertible
   subordinated notes payable                                 832                                                               832
  Issuance of warrants to purchase common
   stock for services                                          96                                                                96
  Net loss                                                                                                       (41,374)   (41,374)
                                             -----------  --------  ------    ------    -------      ----      --------    --------
BALANCES, DECEMBER 31, 2001                    3,561,184    2,184     --         --        --         --         (70,188)    13,413

  Issuance of Series C preferred stock,
   net of issuance costs of $169, in
   January and February 2002 at
   $1.43 per share                                                                                                            2,226
  Restricted stock issued to
   employees                                      74,656       15                                                                15
  Exercise of stock options                        4,890        1                                                                 1
  Dividends on preferred stock                                                                                      (999)
  Dividends converted to Junior
   Common Stock
  Cancelled shares for legal
   settlement
  Conversion to Junior Common
   Stock (Note 7)                             (3,640,730)  (2,200)  19,759              $86,842
  Issuance of warrants                                                                    2,215                               2,215
  Net loss                                                                                                      (16,721)    (16,721)
                                             -----------  --------  ------    ------    -------      ----      --------    --------
BALANCES,  DECEMBER 31, 2002                      --      $  --     19,759    $  --     $89,057      $--       $(87,908)   $  1,149
                                             ===========  ========  ======    ======    =======      ====      ========    ========

                                                                                                                         (Concluded)


See notes to financial statements.

AIRPRIME, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                             2002         2001
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                $(16,721)    $(41,374)
  Reconciliation of net loss to net cash used in
   operating activities:
    Impairment of license agreement                                       4,389
    Depreciation and amortization                            2,125        2,216
    Loss on disposal of assets                                   2          364
    Series C preferred stock issued for services                20        2,085
    Common stock warrants issued for services                                96
    Common stock issued for services                            15           19
    Adjustment of restricted stock                                         (123)
    Noncash interest expense                                   456          680
    Amortization of deferred stock compensation                             (20)
    Change in assets and liabilities:
      Accounts receivable                                    2,405       (4,362)
      Inventory                                               (134)        (669)
      Other current assets                                     138          115
      Other assets                                            (523)       1,451
      Accounts payable                                      (1,303)        (786)
      Other liabilities                                       (959)       2,865
                                                          --------     --------
         Net cash used in operating activities             (14,479)     (33,054)
                                                          --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property and equipment purchases                          (1,082)      (2,593)
  Purchase of intangible asset                                (395)
  Restricted cash                                            2,513       (1,800)
  Sale of short-term investments                                          3,684
                                                          --------     --------
         Net cash provided by (used in) investing
          activities                                         1,036         (709)
                                                          --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of preferred stock--net             2,206       28,038
  Proceeds from issuance of common stock                         1           44
  Proceeds from exercise of warrants                                         23
  Repurchase of common stock                                                (21)
  Proceeds from borrowings                                   4,171        9,000
                                                          --------     --------
         Net cash provided by financing activities           6,378       37,084
                                                          --------     --------

INCREASE IN CASH AND CASH EQUIVALENTS                       (7,065)       3,321

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 9,102        5,781
                                                          --------     --------
CASH AND CASH EQUIVALENTS, END OF YEAR                    $  2,037     $  9,102
                                                          ========     ========

                                                                     (Continued)

AIRPRIME, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                            2002          2001
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION--Cash paid for interest                   $             $
                                                        ==========    =========
SUPPLEMENTAL DISCLOSURES OF INVESTMENT AND
  FINANCING ACTIVITIES:
  Preferred stock dividends                             $     999     $   3,226
                                                        ==========    =========
  Common stock warrants issued to non-employees
    in connection with notes payable                    $   2,215     $     832
                                                        ==========    =========
  Notes payable issued to pay financing costs           $     239     $
                                                        ==========    =========
  Notes payable and accrued interest converted
   to Series C -1 preferred stock, net of
   warrants cancelled                                   $             $  18,261
                                                        ==========    =========
  Notes payable and accrued interest converted
   to Series C preferred stock, net of warrants
   cancelled                                            $             $   4,583
                                                        ==========    =========
License payable converted to Series C
   preferred stock                                      $             $   5,075
                                                        ==========    =========
                                                                     (Concluded)


See notes to financial statements.

AIRPRIME, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
--------------------------------------------------------------------------------

1.    NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      AirPrime, Inc. (the "Company") develops high-speed CDMA wireless voice and data access solutions for the OEM marketplace. The Company's focus is on the development of wireless CDMA modules and software for OEMs that enable faster wireless transmission of data and voice across worldwide cellular and PCS networks. The Company's products deliver content and services to devices such as handheld computers, notebook computers and Internet appliances. The Company was incorporated in California on May 24, 1999 (inception) and later reincorporated as a Delaware Corporation on August 30, 2002 (see Note 7).

      From inception to August 2001, the Company was in the development stage and its efforts were directed toward the research and development of its products. In September 2001, the Company commenced its planned principal operations.

      The Company participates in a dynamic high technology industry and believes that its ability to commence its planned principal operations and, ultimately, to obtain profitability, could be affected by, among other items: its ability to obtain additional financing, advances and trends in new technologies and industry standards; competitive pressures in the form of new products or services; customer acceptance and overall demand for products or services offered by the Company; changes in key suppliers; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; and the Company's ability to attract and retain employees necessary to support its growth.

      GOING CONCERN--The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred recurring net losses, including $16,721 and $41,374 in the years ended December 31, 2002 and 2001, respectively. This, among other factors, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

      The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing or refinancing as may be required to sustain it until it generates adequate revenues and cash flows through its operations. Management is currently in the process of seeking sources of such financing.

      SIGNIFICANT ESTIMATES--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      CASH AND CASH EQUIVALENTS--The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. The Company's cash equivalents are maintained with high quality credit institutions and their recorded cost approximates their fair market value.

      RESTRICTED CASH--Restricted cash consists of a certificate of deposit that is collateral for a letter of credit required by the company's contract manufacturer.

      INVENTORY--Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. During 2001 the Company recorded a write-down of inventory of $2,488 and a loss on purchase commitments of $889, respectively, which are included in cost of revenues.

      PROPERTY AND EQUIPMENT--Property and equipment are stated at cost and are depreciated over their estimated useful lives of two to seven years using the straight-line method. Leasehold improvements are depreciated over the lesser of the useful life or the lease term.

      INTANGIBLE ASSETS--Intangible assets consists of software license agreements that are stated at cost and are amortized over their estimated useful life of five years using the straight-line method.

      IMPAIRMENT OF LONG-LIVED ASSETS--The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely and the carrying amount of the asset exceeds the estimated future undiscounted cash flows. When the carrying amount of the asset exceeds the estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset's carrying amount to its estimated fair value based on the present value of the estimated future cash flows.

      INCOME TAXES--The Company accounts for income taxes using an asset and liability approach. Deferred tax assets are recognized for future deductions and operating loss carryforwards, net of a valuation allowance to reduce net deferred tax assets to amounts that are more likely than not to be realized.

      REVENUE RECOGNITION-- The Company generates revenue from product sales and product development arrangements. Revenue from product sales are recognized upon shipment. Payments received for product development may include non-refundable fees at the inception of the contract and non-refundable milestone payments for specific achievements designated in the product development phase. Revenue from performance milestones is recognized upon the achievement of the milestones as specified in the respective agreement provided payment is proportionate to the effort expended. Payments received in advance of performance of any services are recorded as deferred revenue and subsequently recognized over the period of performance.

      RESEARCH AND DEVELOPMENT--Research and development costs are expensed as incurred.

      STOCK-BASED COMPENSATION--The Company accounts for employee stock-based compensation using the intrinsic value method for each period presented under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No compensation cost is reflected in net income for options granted to employees, as all options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

                                                       YEAR ENDED DECEMBER 31,
                                                        2002             2001
                                                       ------------------------
                                                            (IN THOUSANDS)
        Net loss, as reported                           $(16,721)      $(41,374)
        Deduct:  Total stock-based employee
         compensation expense determined under
         fair value based method for all awards,
         net of related tax effect                         (504)           (378)
                                                        -------        --------
        Pro forma net loss                             $(17,225)       $(41,752)
                                                       ========       =========

      The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES, which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are received.

      COMPREHENSIVE LOSS--Financial Accounting Standards Board ("FASB") Statement No. 130, REPORTING COMPREHENSIVE INCOME, requires that an enterprise report, by major components and as a single total, the change in its net assets from nonowner sources. For all periods presented, comprehensive loss was equal to the Company's net loss.

      CONCENTRATION OF CREDIT RISK--Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash in bank accounts, money market accounts and certificates of deposit maintained with high-credit quality financial institutions. The Company generally does not require its customers to provide collateral to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition.

      For the year ended December 31, 2002, one customer represented over 85% of net revenues and over 87% of accounts receivable. For the year ended December 31, 2001, one customer represented 99% of net revenues and 96% of accounts receivable.

      STOCK SPLIT--During January 2002, the Company effected a 10-for-1 reverse stock split. The accompanying financial statements are presented to reflect the split for all periods presented.

      RECLASSIFICATIONS--Certain 2001 amounts have been reclassified to conform to the 2002 financial statement presentation.

2.    PROPERTY AND EQUIPMENT

      Property and equipment consists of at December 31:

                                                            2002          2001

       Equipment                                          $ 4,707       $ 3,743
       Computer equipment and software                      1,869         1,774
       Furniture and fixtures                                  11            11
       Leasehold improvements                                  55            36
                                                          -------       -------
                                                            6,642         5,564
       Accumulated depreciation                            (4,094)       (1,997)
                                                          -------       -------
       Property and equipment--net                        $ 2,548       $ 3,567
                                                          =======       =======

3.    OTHER CURRENT LIABILITIES

      Other current liabilities consist of at December 31:

                                                            2002         2001

       Accrued compensation and related benefits           $  827       $ 1,529
       Inventory purchase commitment accrual                                954
       Legal accrual                                                        600
       Other current liabilities                            1,372         1,111
                                                          -------       -------
       Total other current liabilities                    $ 2,199       $ 4,194
                                                          =======       =======

4.    LICENSE AGREEMENTS

      During fiscal year 2001, the Company identified certain conditions, including a continued decrease in average selling prices, an increase in competition and continued volatility in the OEM industry as indicators of asset impairment related to the license agreements. These conditions led to operating results and forecasted future results that were substantially less favorable than had been previously anticipated. In accordance with the Company's policy, management assessed the recoverability of its intangible assets using undiscounted cash flow projections. Based on these projections, the Company concluded that an impairment existed, which resulted in a write-off of all license agreements of $4,389.

      On August 31, 2001, a license fee payable of $5,000 and a related late fee of $75 were converted into 3,548,020 shares of Series C convertible preferred stock.

5.    CONVERTIBLE NOTES PAYABLE

      BRIDGE I AND II--During 2000, the Company entered into a convertible subordinated note payable agreement to borrow up to $15,000. These notes bore interest at 9% per annum and accrued and unpaid interest was approximately $249 at December 31, 2000. During 2001, the Company borrowed an additional $4,000 under this agreement. On August 31, 2001, all principal and accrued interest of $17,086 and $1,220, respectively, converted to Series C-1 convertible preferred stock.

      On November 28, 2001, five non-consenting holders of Bridge I notes filed suit against the Company alleging breach of contract, securities fraud and conversion (the "Bridge I lawsuit"). The plaintiffs allege that as part of the Bridge I financing, the five plaintiffs invested a total of $1,096 in the Company, which in turn issued convertible notes entitling them to Series C preferred stock upon the completion of the Company's Series C preferred stock financing. They further allege that on or about July 2001, the Company sought their consent to modify the terms of the Bridge I notes to provide that Bridge I noteholders would convert their notes into Series C-1 preferred stock, instead of Series C preferred stock, to which the plaintiffs were allegedly entitled under the terms of their Bridge I notes. The plaintiffs allege they have not consented to modify the terms of their notes. The Company issued notices to the plaintiffs that, as of August 31, 2001, the principal and accrued interest of their notes automatically converted into that number of Series C-1 preferred stock equal to the sum of the principal and accrued interest divided by the price per share of that stock. The plaintiffs sought damages in the amount of $1,096 plus interest at a rate of 9% per annum, or, in the alternative rescission of their notes, punitive damages, costs, and attorneys' fees.

      On July 24, 2002, the Company reached a settlement on the Bridge I lawsuit under which the Company's insurance carrier paid the plaintiffs $1,274, representing the unpaid principal balance and accrued interest on the Bridge I notes. The settlement also specified that the plaintiffs will have no further rights under the Bridge I financing agreement to acquire Series C or C-1 preferred stocks; the related C-1 shares were canceled.

      In connection with the above financing agreement, the Company issued warrants to purchase common stock of the Company at $30.00 per share. The total number of shares of the Company's common stock eligible for purchase under these warrants is equal to 25% of the total principal borrowed divided by the Series C preferred stock issuance price. The warrants are exercisable for a period of five years unless there is a change in control, as defined in the agreement, or an initial public offering by the Company with gross proceeds received in excess of $50,000. In the event of a change in control or an initial public offering, the holders will have 15 days to exercise their warrants.

      The Company has estimated the value of these warrants to be $545 using the Black-Scholes pricing method and the following assumptions: risk-free interest rate of 7%; no dividends during the term; volatility of 70%; 218,100 shares of common stock and a contractual life of five years.

      The value of the warrants was amortized over the one-year term of the notes as additional interest expense through August 31, 2001. Related interest expense for 2001 was $364. On August 31, 2001, in connection with the Series C purchase agreement, the warrants were canceled and the unamortized discount of $45 was recorded as a cost of issuance of the Series C-1 convertible preferred stock.

      BRIDGE III--On May 25, 2001, the Company entered into a convertible subordinated note payable agreement to borrow up to $3,500. On June 28, 2001, the Company amended the Agreement to borrow up to $5,000. On August 31, 2001, all principal and accrued interest of $5,000 and $99, respectively, converted to Series C convertible preferred stock.

      In connection with the above financing agreement, the Company issued warrants to purchase 4,159,748 shares of common stock at $0.001 per share. The warrants are exercisable for a period of seven years. The Company has estimated the value of these warrants to be $832 using the Black-Scholes pricing model and the following assumptions: risk-free interest rate of 5%; no dividends during the term; volatility of 70% and a contractual life of seven years. The value of the warrant was amortized based on the December 31, 2001 due date as additional interest expense through August 31, 2001. Related interest expense for 2001 was $316. On August 31, 2001, in connection with the Series C purchase agreement, the warrants were canceled and the unamortized discount of $516 was recorded as a cost of issuance of the Series C convertible preferred stock.

      CONVERTIBLE NOTES PAYABLE--On August 30, 2002 the Company entered into a convertible note payable agreement to borrow up to $6,204 (the Debt Financing) (the Convertible Notes), which was to be funded in three separate issuances and mature on December 31, 2004. These notes bear interest at 8% per annum and accrued and unpaid interest was approximately $98 at December 31, 2002. As of December 31, 2002, two of the 3 issuances totaling $4,171 were funded. The Convertible Notes are mandatorily convertible into Series B Preferred stock for $19.226 per share in the event of an initial public offering (IPO) with aggregate gross cash proceeds of at least $25,000 and a preoffering market capitalization of $50,000 (a Qualified IPO) or at the election of the holders of at least 66-1/3% of the principal amount of the then outstanding Convertible Notes.

      In connection with the Debt Financing, the Company issued warrants to purchase 199,959 shares of Series A Preferred Stock (Series A Stock) stock at $0.0001 per share which were issued as part of the first two Debt Financing tranches in 2002. Warrants for 25,170 shares of Series A Stock were also granted to certain holders of the Company's Series C Preferred Stock in consideration for their consent to the Debt Financing (the Warrants).

      WARRANTS--The Warrants expire at the earlier of a Qualified IPO or December 31, 2004. The Company has estimated the value of these warrants to be $2,133 using the Black-Scholes pricing model and the following assumptions: risk-free interest rate of 3.4%; no dividends during the term; volatility of 70% and a contractual life of 2.34 years.

      In connection with the first two tranches of the Debt Financing, the Company issued $239 in Convertible Notes with a warrant to purchase 1,616 shares of Series A Stock, with the same terms as the Warrants described above, for services performed in facilitating the Debt Financing. The Company has estimated the value of these warrants to be $82 using the same variables as for the Warrants described above.

      The fair value of the warrants is a financing cost of the Debt Financing, is included in other assets in the accompanying balance sheet and will be amortized to interest expense over the life of the Convertible Notes.

6.    COMMITMENTS AND CONTINGENCIES

      LEASES--The Company leases its facility under a noncancelable operating lease, which expires on July 31, 2003. In August 2002, the Company terminated a facility lease resulting in an agreement to pay $652. As of December 31, 2002, $150 of this obligation remained outstanding. The Company also leases certain equipment under noncancelable operating leases, which expire through December 2004. Future minimum rental payments required under these leases (net of sublease income) at December 31, 2002 are $977 and $185 for fiscal years 2003 and 2004, respectively.

      Rent expense (net of sublease income) was $2,280 and $3,273 for the years ended December 31, 2002 and 2001, respectively. Rent expense is calculated using the straight-line method over the term of the lease and deferred rent is recorded.

      In May 2000, the Company entered into a lease for a new facility. Under the provisions of the lease agreement, the Company was required to provide a $1,000 deposit plus the first month's rent upon signing of the agreement. The Company later determined that this facility would not be needed and the Company assigned the lease to a third party in January 2001. Under the provisions of the assignment agreement, the Company was obligated to make monthly rental payments of $173 plus service charges of approximately $18 through April 2001. In addition, the Company will be liable for future lease payments of the third party in the event that the third party defaults on its obligations under the assignment agreement. The Company has not included the future minimum lease payments that it may be liable for in its disclosure of future minimum lease payments above. Additionally, the Company will not have its deposit returned until January 2006.

      In April 2001, the Company entered into an amendment to the assignment agreement. Under the provisions of the amended assignment agreement, payment of $197 of lease commission and expenses was deferred until August 1, 2001. In addition, the security deposit was reduced from $1,000 to $600.

      In connection with the above-mentioned amendment to the assignment agreement, the Company issued an exercisable warrant to purchase 5,000 shares of common stock at an exercise price of $30.00 per share. The warrant expires in December 2009. The estimated fair value of the warrant, $39, has been recorded as expense in the accompanying statement of operations.

      In June 2001, the Company entered into a second amendment to the assignment agreement. Under the provisions of the second amended assignment agreement, the Company released and wrote-off its interest in the $600 security deposit and agreed to pay the $197 within three days of the first closing of Series C preferred stock. In consideration, the Company was released from all of its obligations under the lease and the assignment agreement.

      EMPLOYMENT AGREEMENT--In June 2000, the Company entered into an employment agreement whereby the employee had the option to accept a grant of 7,500 fully vested shares of the Company's common stock at any time between the employment date and December 31, 2001 or elect to receive $1,500 between the one-year anniversary date and December 31, 2001. Under this agreement, the Company was required to place $1,500 into certificates of deposit until the election period expired. This amount is recorded as restricted cash and is included in current assets at December 31, 2001. During 2001, the Company recorded the final $750 of compensation expense associated with this agreement. In June 2001, the employee elected to receive $1,500 in cash, which was paid during 2002.

      CONTINGENCIES--The Company is involved in litigation in the normal course of business and has accrued amounts it believes will be sufficient for such matters. Accordingly, management does not believe the ultimate outcome of any such matters will have a material adverse effect on the Company's financial statements.

      On August 16, 2002, the Company signed and executed a settlement agreement resolving all disputes with its former legal counsel, Stradling Yocca Carlson & Rauth ("Stradling"), and paid Stradling $200 in unpaid legal fees. The Company and Stradling dismissed a pending arbitration and the Company dismissed its complaint, then pending in Santa Clara County Superior Court against Stradling and one of its partners, Nick E. Yocca, Jr., for professional negligence and breach of fiduciary duty.

7.    SHAREHOLDERS' EQUITY

      During January and February 2002, the Company issued 1,674,386 shares of Series C for net proceeds of $2,206.

      The initial conversion prices of the Series C and C-1 Preferred Stock as set forth in the Amended Articles were $0.143 and $0.286, respectively. After the 10 for 1 reverse stock split of January 30, 2002, these conversion prices were adjusted to $1.43 and $2.86, respectively.

      The conversion prices for the Series C and C-1 Preferred Stock were $0.30 and $0.60, respectively as of January 1, 2002.

      DIVIDENDS--The Amended Articles provide that the holders of Series C Preferred Stock and Series C-1 Preferred Stock would, prior and in preference to any declaration of payment of any dividends to the holders of any other stock of the Corporation, receive cumulative annual dividends of ten percent (10%) of the applicable Conversion Price (as defined below) in shares of Series C Preferred Stock or Series C-1 Preferred Stock, respectively, at the applicable original issuance prices.

      CONVERTIBLE PREFERRED STOCK--Significant terms of the Series A, B, C, and C-1 redeemable convertible preferred stock prior to the August 30, 2002 recapitalization described below are as follows:

      o Each share of Series A, B, C and C-1 preferred stock would be convertible, at the option of the holder, into one share of common stock (subject to adjustment for antidilution).

      o Prior to the issuance of Series C, each share of Series A and B preferred stock was redeemable at the option of the holders, upon written request of at least two-thirds of the Series A and B preferred stockholders, requesting as separate classes, on or after the fifth anniversary of the original issuance date. The redemption price was the original issuance price plus all accrued but unpaid dividends. Concurrent with the Series C issuance, Series A and B redemption rights were terminated.

      o Each share of Series A, B, C and C-1 would have automatically converted into shares of common stock at the conversion price in effect for such shares upon (i) the sale of common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the offering price of which is not less than $50,000 in the aggregate, or (ii) the closing of a merger or sale of the Company prior to December 31, 2004, provided that the holders of Series C and C-1 received minimum cash proceeds equal to or in excess of the Series C conversion price then in effect multiplied by the number of common shares into which the Series C and C-1 are convertible at that time.

      o The conversion prices of Series C and C-1 preferred stock would have been subject to adjustment on January 1, 2002 and January 1, 2003 based upon the Company's ability to achieve certain financial covenants. Effective January 1, 2002, the conversion prices were adjusted from $1.43 to $0.30 and from $2.86 to $0.60 for Series C and C-1 preferred stock, respectively.

      o Each share of Series A, B, C and C-1 preferred stock had voting rights equivalent to the number of shares of common stock into which it is convertible.

      o Prior and in preference to any declaration and payment of dividends on any other stock of the Company, the holders of Series C and C-1 preferred stock were entitled to receive an annual dividend equal to their respective conversion prices as described above. Such dividends were cumulative.

      o If and when declared by the Board of Directors, each share of Series A and B preferred stock was entitled to dividends at a rate of $0.70 and $2.70 per share per annum, respectively. Such dividends were cumulative through August 31, 2001. Beginning September 1, 2002, the dividends would be noncumulative.

      o In the event of liquidation, dissolution, sale of substantially all of the Company's assets or a change in control of the Company, the holders of Series C and C-1 preferred stock would have received an amount equal to $2.86 per share. Series C and C-1 preferred stockholders would also be entitled to an amount equal to unpaid dividends on each share. If available funds and assets were insufficient to pay the preferential amounts, then the available funds and assets would be distributed ratably first among the Series C preferred shareholders in proportion to their preference amount, then to holders of Series C-1. If there were any available funds and assets remaining after the payment or distribution to the holders of Series C and C-1 preferred stock, then all remaining available funds and assets would be distributed to holders of series A, B, C and C-1 preferred stock, on an as-converted basis, and the holders of common stock in proportion to the number of common shares owned.

      RECAPITALIZATION--On August 30, 2002, the Company recapitalized (the "Recapitalization") its equity structure in conjunction with a merger with and into a Delaware corporation (AirPrime - Delaware) originally created as a wholly-owned subsidiary of the existing California corporation (AirPrime - California) pursuant to an agreement and plan of merger (the "Merger Agreement"). Pursuant to the Merger Agreement, all outstanding shares of AirPrime-California's Preferred Stock, Common Stock and those shares of Common Stock subject to outstanding options and warrants were exchanged for shares of AirPrime-Delaware's Junior Common Stock.

      The number of shares of AirPrime-Delaware Common Stock received in exchange for AirPrime-California Common Stock and Preferred Stock was determined as follows:

      o Each 10,000 shares of AirPrime-California Common Stock were exchanged for 1 share of AirPrime-Delaware Junior Common Stock, any fractional shares resulting from the exchange were rounded up to the nearest whole share.

      o Each 10,000 shares of AirPrime-California Series A and B Preferred Stock were exchanged for 1 share of AirPrime-Delaware Junior Common Stock, any fractional shares resulting from the exchange were rounded up to the nearest whole share.

      o Each 10,000 shares of AirPrime-California Series C and C-1 Preferred Stock were exchanged for 1 share of AirPrime-Delaware Junior Common Stock subsequent to: (i) conversion of the AirPrime-California Series C Preferred Stock and Series C-1 Preferred Stock into AirPrime-California Common Stock at the then-applicable conversion price, (ii) the dividends payable to the holders of AirPrime-California Series C Preferred Stock and Series C-1 Preferred Stock.

      STOCK OPTION PLANS--In 2002, the Company adopted the 2002 Stock Option Plan (the "2002 Plan"), which includes both incentive and nonstatutory stock options. Under the Plan, the Company may grant options to purchase up to 65,000 shares of common stock to employees, directors and service providers at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of fair market value for nonstatutory options and not less that 110% of fair market value for a shareholder owning 10% or more of the outstanding stock of the Company at the date of grant. These options generally expire ten years, five years for 10% shareholders, from the date of grant and are exercisable when the shares are vested. Incentive stock options and nonstatutory options generally vest 1/16 at the date of grant and 1/16 per quarter thereafter. Restricted shares issued, if any, upon exercise prior to vesting are subject to a right of repurchase, which lapses according to the original option vesting schedule.

      In 2000, the Company adopted the 2000 Stock Option Plan (the "Plan"), which includes both incentive and nonstatutory stock options. Under the Plan, the Company may grant options to purchase up to 600 shares of common stock to employees, directors and service providers at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of fair market value for nonstatutory options and not less that 110% of fair market value for a shareholder owning 10% or more of the outstanding stock of the Company at the date of grant. These options generally expire ten years, five years for 10% shareholders, from the date of grant and are exercisable when the shares are vested. Incentive stock options and nonstatutory options generally vest 1/16 at the date of grant and 1/16 per quarter thereafter. Restricted shares issued, if any, upon exercise prior to vesting are subject to a right of repurchase, which lapses according to the original option vesting schedule. No further options will be granted under the 2000 Stock Option Plan.

      In 2000, the Company adopted the Non-Employee Stock Option Plan (the "Non-Employee Plan"), which includes only nonstatutory stock options. Under the Plan, the Company may grant options to purchase up to 60 shares of common stock to directors or consultants at prices not less than 100% of fair market value of the Company's common stock at the date of grant. These options generally expire ten years from the date of grant and generally vest 1/16 at the date of grant and 1/16 per quarter thereafter. Shares issued upon exercise prior to vesting are subject to a right of repurchase, which lapses according to the original option vesting schedule.

      Option activity under the 2002 plan is as follows:

                                                                       WEIGHTED
                                                                        AVERAGE
                                                          NUMBER       EXERCISE
                                                        OF SHARES       PRICE
        Balances, January 1, 2002                         --
         Granted (weighted average fair
          value of $2.50 per share)                       42,250         $9.61
         Exercised                                        --
         Canceled                                           (568)        $9.61
                                                        --------
        Outstanding, December 31, 2002                    41,682         $9.61
                                                        ========

      Additional information regarding options outstanding as of December 31, 2002 is as follows:

                           OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                   ------------------------------------    ------------------------
                                  WEIGHTED
                                   AVERAGE     WEIGHTED                    WEIGHTED
                                  REMAINING     AVERAGE                    AVERAGE
      EXERCISE        NUMBER     CONTRACTUAL   EXERCISE       NUMBER       EXERCISE
       PRICES      OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE      PRICE
        $9.61         41,682        7.85        $9.61        20,474         $9.61
                      ======                                ========

      At December 31, 2002, 23,318 shares were available for future grants under the option plans.

      Option activity under the 2000 plans is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                             NUMBER     EXERCISE
                                                            OF SHARES    PRICE
       Balances, January 1, 2001                               326,412    $6.00
        Granted (weighted average fair
         value of $1.50 per share)                             193,218    $1.85
        Exercised                                               (8,616)   $5.07
        Canceled                                              (105,045)   $6.06
                                                            ----------
       Outstanding, December 31, 2001                          405,969    $4.01
        Granted (weighted average fair
         value of $0.20 per share)                           4,861,250    $2.00
        Exercised                                              (16,228)   $2.26
        Canceled                                            (1,281,917)   $0.40
        Canceled                                                  (124)   $3,924
        Conversion to Junior Common in
         connection with the Recapitalization               (3,968,680)
                                                            ----------
       Outstanding, December 31, 2002                              270    $5,914
                                                            ==========

      Additional information regarding options outstanding as of December 31, 2002 is as follows:

                    OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
               ------------------------------------- ---------------------------
                                WEIGHTED
                                AVERAGE     WEIGHTED                    WEIGHTED
                               REMAINING     AVERAGE                    AVERAGE
     EXERCISE      NUMBER     CONTRACTUAL   EXERCISE       NUMBER       EXERCISE
     PRICES      OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE      PRICE
      $2,000          242          9.75      $2,000         242         $2,000
      $15,000          15          8.27      $15,000         15         $15,000
      $40,000           7          7.36      $40,000          7         $40,000
      $75,000           4          7.69      $75,000          4         $75,000
      $125,000          2          7.91      $125,000         2         $125,000
                    -----                                 -----
                      270                    $5,914         270         $5,914
                    =====                                 =====

      At December 31, 2002, no shares were available for future grants under the 2000 option plans.

      In June 2001, the Company repriced approximately 16 options issued from January through May of 2001 to $1.50 per share ($15,000 per share after taking into account the Recapitalization). These options are accounted for using variable method accounting, however as the fair market value has remained below the repriced exercise price, no amounts have been recorded to the statement of operations.

      ADDITIONAL STOCK PLAN INFORMATION--During 2000, the Company issued options to purchase 14,000 shares of the Company's common stock to nonemployees, which vest ratably over 48 months as services are performed. The fair value of the unvested portion of these options is subject to adjustment based on the future value of the Company's common stock. Deferred stock compensation related to these options was $100 in 2001. In 2002, these options were canceled.

      As discussed in Note 1, the Company accounts for its stock-based awards using the intrinsic value method in accordance with APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and its related interpretations.

      SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the disclosure of pro forma net loss had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value method with the following weighted average assumptions: expected life, 5 years; risk-free interest rate of 5% (2001) and 7% (2000) and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur.

      WARRANTS--During 2002 and 2001, the Company issued the following fully vested and immediately exercisable warrants in connection with its preferred stock issuances, lease arrangements, convertible subordinated notes payable (see Note 5), recruiting services and to one of its customers:

                                                                          FAIR
                                                        EXERCISE          VALUE
                                                         PRICE          (DATE OF
      2002                               SHARES         PER SHARE         GRANT)
      Convertible notes payable
       (Participating)                   199,959       $  19.2260      $   1,544
      Convertible notes payable
       (Non-Participating)                25,170       $   0.0001      $     589
      Consulting services                  1,616       $  19.2260      $      82

      2001

      Leases                                   1       $  300,000      $      39
      Convertible subordinated
       notes payable                         416       $       10      $     832
      Contra-revenue                          24       $    1,000      $      49
      Consulting services                      1       $    1,000      $       7

      The fair value of the warrants is estimated using the Black-Scholes option pricing model with the following weighted average assumptions: no dividend yield; volatility of 70%; risk-free interest rate of 3.4% (2002) and 5%
      (2001) and a contractual life of two to ten years. The fair value of the warrants for recruiting and consulting services has been recorded as expense in the accompanying statement of operations as these services have been completed as of December 31, 2000. The fair value of the warrants for leases has been recorded as expense in the accompanying statement of operations as the Company has determined that it will not occupy the facilities to which the warrants relate (see Note 6).

      COMMON STOCK--Common stock issued to the founders and certain employees is subject to repurchase agreements whereby the Company has the option to repurchase the unvested shares upon termination of employment at the original issue price. The Company's repurchase right generally lapses over four years.

      At December 31, 2002, the Company has reserved the following shares of authorized but unissued common stock:

       Junior common stock reserved for the conversion of
         outstanding preferred stock                                         350
       Senior common stock reserved for the stock option plans                65
                                                                           -----
       Total                                                                 415
                                                                           =====

      RESTRICTED STOCK--During 2002 and 2001, the Company issued 11,538 and 1,400 shares of restricted stock, respectively, to specific employees. The restricted common stock contains repurchase provisions that lapse over periods ranging from 22 to 41 months. The restricted stock is subject to the Company's right of repurchase upon the employee's termination from continued service with the Company. The Company has a 60-day right to repurchase (i) the unvested shares at the original purchase price, and
      (ii) the shares released from the repurchase option at the fair market value of the shares. The Purchaser's sale of the shares is subject to the Company's right of first refusal. The shares are registered in the Purchaser's name, and although the restricted stock purchase agreements generally provide that stock certificates are held in escrow by the Company until the full release of shares from the Company's repurchase option, the Company considers the shares to be issued and outstanding upon the issuance thereof. During 2001, the Company repurchased 1,694 shares of unvested common stock for $21.

8.    INCOME TAXES

      Due to the Company's current loss position and cumulative deficit, there was no provision/benefit for federal income taxes for the years ended December 31, 2002 and December 31, 2001.

      At December 31, 2002, the Company has federal and state net operating loss carryforwards of approximately $70,363 and $54,942, respectively, expiring beginning 2020 and 2009, respectively.

      At December 31, 2002, the Company also has federal and state research and development credit carryforwards of approximately $2,472 and $1,785, respectively, available to offset future federal and state income taxes. The federal tax credit carryforward expires beginning in 2020. The state tax credit carryforward has no expiration.

      The Company has a net deferred tax asset of approximately $37,603 at December 31, 2002, including the benefits of the above net operating loss carryforwards and research and development credits. However, because realization of these benefits depends on the generation of future taxable income, which is subject to uncertainty, the Company has placed a full valuation allowance against the net deferred tax asset.

      Current federal and California tax law includes provisions limiting the annual use of net operating loss and credit carryforwards in the event of certain defined changes in stock ownership. The Company's capitalization described herein may have resulted in such a change. Accordingly, the annual use of the Company's net operating loss and credit carryforwards may be limited pursuant to these provisions. Management has not yet determined the extent of such limitation. Such limitation may result in the loss of carryforward benefits due to their expiration.


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

9.    EMPLOYEE BENEFIT PLAN

      The Company has established a 401(k) tax-deferred savings plan (the "Plan") which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company may, at its discretion, make matching contributions to the Plan. Furthermore, the Company is responsible for administrative costs of the Plan. The Company has made no contributions to the Plan since its inception.

10.   SUBSEQUENT EVENTS

      On January 16, 2003, the Company raised $1,635 through the issuance and sale of convertible notes and warrants to purchase 113,732 shares of Series A Preferred Stock.


                                     - 21 -
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Sierra Wireless, Inc.


                                      By: /S/ Peter W. Roberts
                                      -----------------------------------------
                                      Peter W. Roberts, Chief Financial Officer


Date: November 4, 2003


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